Exhibit 99.1

POWELL MAX LIMITED ANNOUNCES 1-FOR-10 SHARE CONSOLIDATION EFFECTIVE APRIL 17, 2026

Boca Raton, FL, April 15, 2026 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (“Powell Max” or the “Company”), a financial communications services provider, today announced a 1-for-10 share consolidation (the “Share Consolidation”) of all issued and outstanding ordinary shares, effective at the opening of trading on April 17, 2026. The Share Consolidation is intended to increase the market price per share of the Company’s Class A Ordinary Shares to a level above the US$1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The Share Consolidation will be effected pursuant to the Sixth Amended and Restated Memorandum and Articles of Association. The Company’s Class A Ordinary Shares (the “Class A Ordinary Shares”) will continue to trade on the Nasdaq Capital Market under the ticker symbol “PMAX” and will be assigned a new CUSIP Number: G7200G126.

Upon effectiveness of the Share Consolidation, the Company’s authorized share capital will be reduced from 550,250,000 shares to a maximum of 55,025,000 shares, comprised of: (i) 50,000,000 Class A Ordinary Shares; (ii) 25,000 Class B Ordinary Shares (the “Class B Ordinary Shares”); and (iii) 5,000,000 Class C Ordinary Shares (the “Class C Ordinary Shares”), each with a par value of US$0.008. The Share Consolidation will reduce the number of issued and outstanding Class A Ordinary Shares from 10,371,518 to approximately 1,037,152, and the number of issued and outstanding Class C Ordinary Shares will be reduced from 6,781,611 to approximately 678,162, in each case subject to adjustment for fractional shares as described below. No Class B Ordinary Shares are issued and outstanding immediately prior to the Share Reorganization.

As a result of the Share Consolidation, the Class A Ordinary Shares and Class C Ordinary Shares held by each shareholder will each be automatically converted into the number of whole shares of the applicable class equal to (i) the number of issued and outstanding shares of that class held by such shareholder immediately prior to the Share Consolidation, divided by (ii) ten (10), without any action on the part of the shareholders. No fractional shares will be issued as a result of the Share Consolidation. Shareholders of record who would otherwise be entitled to receive a fractional share will instead receive one whole share, rounded up to the nearest whole share. For beneficial holders who hold shares through a brokerage firm, fractional shares will be rounded up at the participant level.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company maintains a U.S. subsidiary incorporated in Delaware, with corporate staff located in Boca Raton, Florida. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Share Consolidation and its anticipated effects on the Company’s share structure and trading. Words such as “will,” “expects,” “believes,” “intends,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties, and actual results could differ materially from those described herein due to certain risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). Investors are encouraged to carefully review the cautionary statements and risk disclosures, including those under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F and other reports filed from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Investors Contact:

IR@PMAXltd.com